SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

871543104

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS W. STEIPP

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CALIFORNIA 95131-1017

(408) 433-0910

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ORA T. FISHER, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$2,590,256.44	$209.55

*	Calculated solely for purposes of determining the filing fee. This amount assumes (i) the purchase of all employee outstanding eligible options to purchase common stock of Symmetricom, Inc. with an exercise price of $8.00 or more, for a total aggregate purchase price of $1,340,253.91, and (ii) the issuance of 278,397 shares of common stock of Symmetricom, Inc. having an aggregate value of $1,250,002.53 as of May 27, 2003, subject to restricted stock awards, in exchange for the maximum 1,055,003 shares of common stock subject to options eligible to be exchanged pursuant to the exchange offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing party: Not applicable.

Form or Registration No.: Not applicable. Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

Item 1.    Summary Term Sheet

The information set forth under Summary Term Sheet in the Offer to Purchase, dated May 28, 2003 and attached hereto as Exhibit (a)(1)(i) (the Offer to Purchase) and in the Offer to Exchange, dated May 28, 2003 and attached hereto as Exhibit (a)(1)(ii) (the Offer to Exchange and, together with the Offer to Purchase, the Offers) is incorporated herein by reference.

Item 2.    Subject Company Information

(a)  The name of the issuer is Symmetricom, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 2300 Orchard Parkway, San Jose, California 95131-1017, and its telephone number is (408) 433-0910. The information set forth in each of the Offers under Section 9 (Information About Symmetricom, Inc.) is incorporated herein by reference.

(b)  This Tender Offer Statement on Schedule TO relates to two concurrent offers by the Company to its employees, for compensatory purposes, to:

(1)  purchase for cash, without interest thereon, from its eligible employees all outstanding stock options with exercise prices of $8.00 or greater that were granted under the Symmetricom 1999 Employee Stock Option Plan, as amended through the date hereof, which we refer to as the Symmetricom 1999 Plan; or the Datum, Inc. 1994 Incentive Stock Plan, as amended through the date hereof, which we refer to as the Datum Plan. We refer to the Symmetricom 1999 Plan and the Datum Plan collectively as the Plans. The purchase price is subject to reduction only for any withholding taxes and employee deferrals payable by the Company, upon the terms and subject to the conditions described in the Offer to Purchase and the related election form attached hereto as Exhibits (a)(1)(i) and (a)(1)(v) (we refer to this as the Election Form and we refer to the Election Form and the Offer to Purchase, as each may be amended from time to time, collectively as the Purchase Offer); and

(2)  exchange for shares of restricted stock that will be granted under the Symmetricom 1999 Plan all outstanding options to purchase shares of the Company’s common stock held by certain officers of the Company and granted under either of the Plans with exercise prices of $8.00 or greater, upon the terms and subject to the conditions described in the Offer to Exchange, and the related election form attached hereto as Exhibits (a)(1)(ii) and (a)(1)(vi) (we refer to this as the Election Form and we refer to the Election Form and the Offer to Exchange, as they may be amended from time to time, collectively as the Exchange Offer).

We refer to the Purchase Offer and the Exchange Offer collectively as the Offers. The Plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933.

The information set forth in each of the Offers under Section 1 ([Option Purchase Price] [Number of Shares of Restricted Stock]; Expiration Date), Section 5 (Acceptance [for Purchase of Options and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock]) and Section 8 (Source and Amount of [Funds] [Consideration; Terms of Restricted Stock]) is incorporated herein by reference.

(c)  The information set forth in each of the Offers under Section 7 (Price Range of Common Stock) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)  The filing person is the subject company in each of the Offers. The information set forth under Item 2(a) above and Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)  The information set forth in each of the Offers under Summary Term Sheet, Section 1 ([Option Purchase Price] [Number of Shares of Restricted Stock]; Expiration Date), Section 3 (Procedures), Section 4 (Withdrawal

Rights), Section 5 (Acceptance [for Purchase of Options and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock]), Section 6 (Conditions of the Offer), Section 8 (Source and Amount of [Funds] [Consideration; Terms of Restricted Stock]), Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 12 (Legal Matters; Regulatory Approvals), Section 13 (Material U.S. Federal Income Tax Consequences) and Section 14 of the Offer to Exchange and Section 16 of the Offer to Purchase (Extension of Offer; Termination; Amendment) is incorporated herein by reference.

(b)  The information set forth in each of the Offers under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements

(a)  The information set forth in each of the Offers under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)  Each of the Offers is being conducted for compensatory purposes as described in the Offer to Purchase and the Offer to Exchange, respectively. The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 2 (Purpose of the Offer) is incorporated herein by reference.

(b)  The information set forth in each of the Offers under Section 5 (Acceptance [for Purchase of Options and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock]) and Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

(c)  The information set forth in each of the Offers under Section 2 (Purpose of the Offer) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

(a)  The information set forth in each of the Offers under Section 8 (Source and Amount of [Funds] [Consideration; Terms of Restricted Stock]) is incorporated herein by reference.

(b)  The information set forth in each of the Offers under Section 6 (Conditions of the Offer) is incorporated herein by reference.

(d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company

(a)  The information set forth in each of the Offers under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

(b)  The information set forth in each of the Offers under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used

(a)  Not applicable.

Item 10.    Financial Statements

(a)  The information set forth in each of the Offers under Section 9 (Information About Symmetricom, Inc.) and in the Offer to Exchange under Section 16 and the Offer to Purchase under Section 18 (Additional Information) is incorporated herein by reference.

(b)  Not applicable.

Item 11.    Additional Information

(a)  The information set forth in each of the Offers under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) and Section 12 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

(b)  Not applicable.

Item 12.    Exhibits

(a)(1)(i)	Offer to Purchase Certain Outstanding Options, dated May 28, 2003.

(a)(1)(ii)	Offer to Exchange Certain Outstanding Options, dated May 28, 2003.

(a)(1)(iii)	Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of Procedures.

(a)(1)(iv)	Form of Cover Letter to Eligible Employees regarding the Offer to Exchange and Summary of Procedures.

(a)(1)(v)	Election to Tender Form.

(a)(1)(vi)	Election to Exchange Form.

(a)(1)(vii)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.

(a)(1)(viii)	Notice of Election to Withdraw Options Form from Offer to Purchase.

(a)(1)(ix)	Notice of Election to Withdraw Options Form from Offer to Exchange.

(a)(1)(x)	E-mail Communication to Eligible Symmetricom Employees

(a)(1)(xi)	Form of E-mail Communication to Rejected Tendering Option Holders.

(a)(1)(xii)	Form of Rights Letter.

(a)(1)(xiii)	Section 83(b) Tax Election Form.

(a)(1)(xiv)	Power Point Presentation to Employees.

(a)(1)(xv)	Symmetricom’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on August 30, 2002 (File No. 000-02287) and incorporated by reference.

(a)(1)(xvi)	Symmetricom’s joint proxy statement/prospectus for its 2002 Annual Meeting of Stockholders included in its registration statement on Form S-4/A, filed with the SEC on September 13, 2002.

(a)(1)(xvii)	Symmetricom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 13, 2002 (File No. 000-02287) and incorporated by reference.

(a)(1)(xviii)	Symmetricom’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (File No. 000-02287) and incorporated by reference.

(a)(1)(xix)	Symmetricom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003 (File No. 000-02287) and incorporated by reference.

(a)(1)(xx)	Press Release.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of Symmetricom (incorporated by reference to Symmetricom’s current report on Form 8-K, filed with the SEC January 9, 2002).

(d)(2)	Bylaws of Symmetricom (incorporated by reference to Symmetricom’s current report on Form 8-K, filed with the SEC on January 9, 2002).

(d)(3)	Form of Common Stock Certificate (incorporated by reference to Symmetricom’s annual report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on August 30, 2002).

(d)(4)

Rights Agreement dated as of August 9, 2001 between the Company and Mellon Investor Services. Incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on November 13, 2001.

(d)(5)

1999 Employee Stock Option Plan, as amended through October 23, 2001, and forms of agreements thereunder (incorporated by reference to Symmetricom’s proxy statement for the 1999 Annual Meeting of Stockholders, filed with the SEC on September 23, 1999, and to Symmetricom’s quarterly report on Form 10-Q for the quarter ended December 31, 2000, filed with the SEC on February 13, 2001).

(d)(6)	Amendment to the Symmetricom, Inc. 1999 Employee Stock Option Plan.

(d)(7)	Form of Restricted Stock Award (included as Schedule A to Exhibit (a)(1)(ii) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2003	SYMMETRICOM, INC.

	By:	/s/ THOMAS W. STEIPP
	Name: Title:	Thomas W. Steipp Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase Certain Outstanding Options, dated May 28, 2003.

(a)(1)(ii)	Offer to Exchange Certain Outstanding Options, dated May 28, 2003.

(a)(1)(iii)	Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of Procedures.

(a)(1)(iv)	Form of Cover Letter to Eligible Employees regarding the Offer to Exchange and Summary of Procedures.

(a)(1)(v)	Election to Tender Form.

(a)(1)(vi)	Election to Exchange Form.

(a)(1)(vii)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.

(a)(1)(viii)	Notice of Election to Withdraw Options Form from Offer to Purchase.

(a)(1)(ix)	Notice of Election to Withdraw Options Form from Offer to Exchange.

(a)(1)(x)	E-mail Communication to Eligible Symmetricom Employees

(a)(1)(xi)	Form of E-mail Communication to Rejected Tendering Option Holders.

(a)(1)(xii)	Form of Rights Letter.

(a)(1)(xiii)	Section 83(b) Tax Election Form.

(a)(1)(xiv)	Power Point Presentation to Employees.

(a)(1)(xv)	Symmetricom’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on August 30, 2002 (File No. 000-02287) and incorporated by reference.

(a)(1)(xvi)	Symmetricom’s joint proxy statement/prospectus for its 2002 Annual Meeting of Stockholders included in its registration statement on Form S-4/A, filed with the SEC on September 13, 2002.

(a)(1)(xvii)	Symmetricom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 13, 2002 (File No. 000-02287) and incorporated by reference.

(a)(1)(xviii)	Symmetricom’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (File No. 000-02287) and incorporated by reference.

(a)(1)(xix)	Symmetricom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003 (File No. 000-02287) and incorporated by reference.

(a)(1)(xx)	Press Release.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of Symmetricom (incorporated by reference to Symmetricom’s current report on Form 8-K, filed with the SEC January 9, 2002).

(d)(2)	Bylaws of Symmetricom (incorporated by reference to Symmetricom’s current report on Form 8-K, filed with the SEC on January 9, 2002).

(d)(3)	Form of Common Stock Certificate (incorporated by reference to Symmetricom’s annual report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on August 30, 2002).

(d)(4)

Rights Agreement dated as of August 9, 2001 between the Company and Mellon Investor Services. Incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on November 13, 2001.

(d)(5)

1999 Employee Stock Option Plan, as amended through October 23, 2001, and forms of agreements thereunder (incorporated by reference to Symmetricom’s proxy statement for the 1999 Annual Meeting of Stockholders, filed with the SEC on September 23, 1999, and to Symmetricom’s quarterly report on Form 10-Q for the quarter ended December 31, 2000, filed with the SEC on February 13, 2001).

(d)(6)	Amendment to the Symmetricom, Inc. 1999 Employee Stock Option Plan.

(d)(7)	Form of Restricted Stock Award (included as Schedule A to Exhibit (a)(1)(ii) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.